Exhibit 99.1

ANTARES PHARMA REPORTS FOURTH QUARTER AND FULL YEAR

2012 OPERATING AND FINANCIAL RESULTS

Significant Pipeline Progress Achieved—OTREXUP™ On Track For Commercial Launch

EWING, NJ, March 13, 2013 — Antares Pharma, Inc. (NASDAQ: ATRS) today reported operating and financial results for the fourth quarter and full year ended December 31, 2012.

Recent Highlights

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Announced the submission and acceptance of OTREXUP™ New Drug Application (NDA) by the Food and Drug Administration (FDA). OTREXUP™ is a potential new product under development for subcutaneous self-administration of methotrexate (MTX) to enhance the treatment of rheumatoid arthritis (RA), poly-articular-course juvenile RA and psoriasis.

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Announced positive results from OTREXUP™ clinical study which was designed to compare the relative systemic availability of MTX. Following administration of OTREXUP™, the systemic availability of MTX increased proportionately at every dose level studied thereby extending the range of exposure significantly compared to patients receiving oral therapy at doses of 15mg to 25mg.

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Conducted a Pre-Investigational New Drug (Pre-IND) meeting with the FDA to discuss a clinical development program for VIBEX™ QS T (testosterone replacement therapy). Clinical development path forward has been identified and the development plan is designed to target a launch date in 2016.

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Increased total revenue to $5.5 million and $22.6 million for the three months and year ended December 31, 2012, respectively, from $5.4 million and $16.5 million, respectively, in the comparable periods of the prior year.

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Completed a public offering of the Company’s common stock at a purchase price of $4.00 per share with net proceeds of approximately $53.3 million which included the underwriters exercised overallotment option.

•	OTREXUP™ NDA filed early, Prescription Drug User Fee Act (PDUFA) fee recorded in fourth quarter operating results.

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Entered into a new commercial agreement with Teva under which we will manufacture and supply a packaged sumatriptan auto-injector for the treatment of migraine. Received an upfront cash payment, a potential milestone payment on commercial launch and a 50/50 split of potential net profits.

•	Ended the year with $85.2 million in cash and investments and no debt.

Paul K. Wotton, Ph.D., President and Chief Executive Officer, stated, “We are pleased with the progress we’ve made this past year toward becoming a product focused Specialty Pharmaceutical Company. Completing the clinical work required for the OTREXUP™ NDA and filing the application ahead of schedule was a major accomplishment for our shareholders and the future of the Company.” Dr. Wotton continued, “As we start to build up our commercial effort and develop a comprehensive launch plan for OTREXUP™, we will simultaneously accelerate our product development efforts around what we believe to be the next large opportunity for the Company, Vibex QS T for men suffering from symptomatic testosterone deficiency. We have had constructive discussions with the FDA regarding this product candidate and look forward to working closely with the Agency during the clinical and development process.”

Fourth Quarter and Year End 2012 Financial Results

Total revenue was $5.5 million and $22.6 million for the three months and year ended December 31, 2012, respectively, compared to $5.4 million and $16.5 million for the comparable periods in 2011. Product revenue decreased in the fourth quarter to $1.4 million compared to $1.8 million in the prior year, and increased in the full year by 20% to $9.1 million compared to $7.6 million in 2011. The decrease in product revenues in the fourth quarter was primarily due to a decrease in sales of needle-free injector devices and disposable components to Teva and Ferring. The product revenue increase for the full year was primarily due to sales of our oxybutynin gel 3% product to Actavis in connection with their launch of Gelnique 3% in April 2012.

Development revenue was $1.1 million and $7.4 million for the three months and year ended December 31, 2012, respectively, compared to $1.7 million and $4.5 million during the same periods of 2011. The development revenue in each year was generated primarily from auto injector and pen injector development work for Teva, and development revenue earned under the Actavis license agreement.

Licensing revenue was $1.3 million and $2.1 million for the three months and year ended December 31, 2012, respectively, compared to $0.6 million and $1.2 million during the same periods of 2011. Revenue for the fourth quarter of 2012 was primarily related to a non-recurring payment received from a pharmaceutical partner and licensing revenue for the full year of 2012 also included an upfront fee received in connection with our licensing agreement with Daewoong Pharmaceuticals for our 3% oxybutynin gel for South Korea, along with license revenue recognized in connection with our license agreement with Actavis.

Revenue from royalties was $1.7 million and $3.9 million for the three months and year ended December 31, 2012, respectively, compared to $1.3 million and $3.1 million for the comparable periods in 2011. We received royalties from Teva and Ferring related to needle-free injector device sales and/or hGH sales and from Jazz Pharmaceuticals on sales of Elestrin®. In the third and fourth quarters of 2012 we also received royalty payments from Actavis on sales of Gelnique 3%, which was the primary reason for the increase in royalties in the quarter and year-to-date periods.

Total gross profit increased in the fourth quarter of 2012 to $3.8 million compared to $3.3 million in 2011, and increased for the year to $13.1 million in 2012 compared to $9.7 million in 2011. The increases were primarily attributable to increases in licensing revenue and royalties.

Total operating expenses were approximately $8.8 million and $3.4 million for the fourth quarters of 2012 and 2011, respectively, and approximately $24.5 million and $14.1 million for the years ended December 31, 2012 and 2011, respectively. The increase in 2012 was primarily due to expenses related to development of OTREXUP™, including a filing fee of approximately $2,000,000 paid in connection with the New Drug Application submitted to the FDA in the fourth quarter of 2012. Also contributing to the increase in operating expenses was OTREXUP™ market development work and the addition of employees in both development and marketing in 2012 compared to 2011.

Net loss was approximately $5.0 million and $0.2 million for the fourth quarters of 2012 and 2011, respectively, and $11.4 million and $4.4 million for the years ended December 31, 2012 and 2011.

Net loss per share increased for the year to $0.10 in 2012 from $0.05 in 2011, primarily due to an increase in operating expenses. Net loss per share increased to $0.04 for the fourth quarter of 2012 from $0.00 in 2011.

At December 31, 2012, cash and investments totalled approximately $85.2 million compared to approximately $34.4 million at December 31, 2011.

“The fourth quarter and year-ended 2012 results are representative of a company evolving from a drug delivery model to a commercially focused specialty pharmaceutical company,” stated Robert Apple, EVP and CFO of Antares Pharma. “We invested heavily in the development of OTREXUP™, a potentially significant product for the treatment of RA by completing the clinical development and filing an NDA in 2012. Additionally, we invested in OTREXUP™ market development as well as experienced marketing personnel in anticipation of the projected 2014 launch, all while still growing our year over year revenue by 37%.”

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Conference Call, Call Replay and Webcast

Dr. Paul K. Wotton, President and Chief Executive Officer, and Robert F. Apple, Executive Vice President and Chief Financial Officer, will provide a company update and review 2012 results via webcast and conference call on Wednesday, March 13, 2013, at 8:30 a.m. ET (Eastern Time). A webcast of the call will be available from the investors/media section of the Company’s web site at www.antarespharma.com. Alternatively, callers may participate in the conference call by dialing 1-877-941-0844 (US), or 1-480-629-9835 (International). Participants should reference the Antares Pharma conference call. Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through 12 p.m. EDT on March 27, 2013. To access the replay, callers should dial 1-800-406-7325 (US) or 1-303-590-3030 (International) and enter passcode 4600866

About Antares Pharma

Antares Pharma focuses on self-administered parenteral pharmaceutical products and topical gel-based medicines. The Company is developing OTREXUP™, a combination product for the delivery of methotrexate using Medi-Jet™ technology for the treatment of rheumatoid arthritis, poly-articular-course juvenile rheumatoid arthritis and psoriasis, as well as VIBEX™ QS T for testosterone replacement therapy. The Company’s technology platforms include VIBEX™ disposable Medi-Jet™, disposable multi-use pen injectors and Vision™ reusable needle-free injectors marketed as Tjet® and Zomajet® by Teva Pharmaceutical Industries, Ltd (Teva) and Ferring Pharmaceuticals (Ferring), respectively. Antares Pharma has a multi-product deal with Teva that includes Tev-Tropin® human growth hormone (hGH), VIBEX™ epinephrine and several other products. Antares Pharma’s partnership with Ferring includes Zomacton® hGH. In the U.S. Antares has received FDA approval for Gelnique 3%™, a treatment for overactive bladder that is marketed by Actavis. Elestrin® (estradiol gel) is FDA approved for the treatment of moderate-to-severe vasomotor symptoms associated with menopause, and is marketed in the U.S. by Meda Pharma. Antares Pharma has two facilities in the U.S. The Parenteral Products Group located in Minneapolis, Minnesota directs the manufacturing and marketing of the Company’s reusable needle-free injection devices and related disposables, and develops its disposable pressure-assisted Medi-Jet and pen injector systems. The Company’s corporate office and Product Development and Commercial Group are located in Ewing, New Jersey.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are indicated by the words “may,” “will,” “plans,” “intends,” “believes,” “expects,” “anticipates,” “potential,” “could,” “would,” “should,” and similar expressions. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, among others, changes in revenue growth and difficulties or delays in the initiation, progress, or completion of product development. Additional information concerning these and other factors that may cause actual results to differ materially from those anticipated in the forward-looking statements is contained in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, and in the Company’s other periodic reports and filings with the Securities and Exchange Commission. The Company cautions investors not to place undue reliance on the forward-looking statements contained in this press release. All forward-looking statements are based on information currently available to the Company on the date hereof, and the Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this press release, except as required by law.

Contacts:

Jack Howarth

Vice President, Corporate Affairs

609-359-3016

jhowarth@antarespharma.com

TABLES FOLLOW

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ANTARES PHARMA, INC.

CONSOLIDATED CONDENSED BALANCE SHEETS

(amounts in thousands)

	December 31,
	2012	2011
Assets
Cash and investments	$85,226	$34,396
Accounts receivable	2,229	2,535
Equipment, molds, furniture and fixtures, net	3,583	592
Patent rights	1,124	952
Goodwill	1,095	1,095
Other assets	2,270	2,393

Total Assets	$95,527	$41,963

Liabilities and Stockholders’ Equity
Accounts payable and accrued expenses	$5,781	$4,364
Deferred revenue	3,195	6,455
Stockholder’s equity	86,551	31,144

Total Liabilities and Stockholders’ Equity	$95,527	$41,963

ANTARES PHARMA, INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(amounts in thousands except share amounts)

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2012	2011	2012	2011
Product sales	$1,380	$1,810	$9,138	$7,630
Development revenue	1,092	1,737	7,422	4,462
Licensing revenue	1,329	612	2,141	1,221
Royalties	1,700	1,268	3,874	3,145

Total Revenue	5,501	5,427	22,575	16,458
Cost of revenue	1,702	2,144	9,520	6,797

Gross Profit	3,799	3,283	13,055	9,661
Research and development	5,661	1,574	14,921	6,699
Sales, marketing and business development	1,070	351	2,383	1,553
General and administrative	2,112	1,520	7,202	5,846

Total Operating Expenses	8,843	3,445	24,506	14,098

Operating loss	(5,044)	(162)	(11,451)	(4,437)
Other income and expenses	33	8	24	49

Net loss	$(5,011)	$(154)	$(11,427)	$(4,388)

Basic and diluted net loss per common share	$(0.04)	$(0.00)	$(0.10)	$(0.05)

Basic and diluted weighted average common shares outstanding	123,436	103,525	110,185	96,995

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